Exhibit 4.2

CERTIFICATE OF DESIGNATIONS, PREFERENCES
AND RIGHTS OF SERIES B PREFERRED STOCK
OF
POWERSAFE TECHNOLOGY CORP.

     Powersafe Technology Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), DOES HEREBY CERTIFY THAT:

     A. Pursuant to authority conferred upon the Board of Directors of the Company (the “Board”) by Article Fourth of the Certificate of Incorporation of the Company (the “Certificate of Incorporation”) and pursuant to the provisions of §151 of the General Company Law of the State of Delaware, the Board adopted and approved the following resolution providing for the designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions of the Series B Preferred Stock;

     B. The Certificate of Incorporation provides for two classes of shares, common stock, $0.01 par value per share (the “Common Stock”), and preferred stock, $0.01 par value per share (the “Preferred Stock”).

     C. The Board is authorized by the Certificate of Incorporation to provide for the issuance of the shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in such series and to fix the designations, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

     NOW, THEREFORE, BE IT RESOLVED, that the Board deems it advisable to, and hereby does, designate a Series B Preferred Stock and fixes and determines the rights, preferences, qualifications, limitations and restrictions relating to such Preferred Stock as follows:

     1. Designation and Amount. The shares of such series of Preferred Stock shall be designated Series B Preferred Stock (the “Series B Preferred Stock”). The number of shares constituting Series B Preferred Stock shall be thirty thousand (30,000). No other shares of preferred stock shall be designated as Series B Preferred Stock.

     2. Ranking. The Series B Preferred Stock shall rank senior and prior to Junior Securities. All equity securities of the Company to which the Series B Preferred Stock ranks prior, with respect to dividends and upon liquidation, dissolution or winding up, including, without limitation, the Series A Preferred Stock and the Common Stock, are collectively referred to herein as “Junior Securities”.

     3. Dividends. The holders of Series B Preferred Stock shall be entitled to receive cumulative dividends on each outstanding share of Series B Preferred Stock, which shall accrue on a daily basis at a monthly rate equal to two percent (2%) multiplied by the Preference Amount (as defined in Section 6 below) (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the shares of Series B Preferred Stock), and which shall be payable in arrears on the first business day of each month commencing with the first day of the month immediately following the issuance of the Series B Preferred Stock (each such date, a “Dividend Payment Date”). Any calculation of the amount of such dividends accrued pursuant to the provisions of this Section 3 shall be made based on a 360-day year comprised of twelve 30-day months. All dividends shall be payable in cash, unless waived by the holders of a majority of the Series B Preferred Stock. If such cash payment is so waived, all holders of Series B Preferred Stock shall be entitled to shares of Series B Preferred Stock (a “PIK Dividend”) until the holders elect to take the dividend in cash again. If necessary, fractional shares of Series B Preferred Stock may be issued in connection with any PIK Dividend so that exact payment can be made to each holder of Series B Preferred Stock of all accrued and unpaid dividends that are payable on any Dividend Payment Date in respect of such holder’s shares of Series B Preferred Stock, provided that any such fractional shares shall be rounded to the nearest one-hundredth of a share. All shares (including any fractional shares) of Series B Preferred Stock issued pursuant to a PIK Dividend will thereupon be duly authorized, validly issued, fully paid and non-assessable. Dividends with respect to such additional shares of Series B Preferred Stock issued as a PIK Dividend shall (a) be due and payable on each Dividend Payment Date following the payment date on which such PIK Dividend was declared (or accrued, if not declared and paid on a Dividend Payment Date) and (b) accrue at the rate set forth in this Section 3 commencing on the day immediately following the Dividend Payment Date on which such PIK Dividends were due and payable (regardless of whether the PIK Dividend was declared or whether the shares of Series B Preferred Stock constituting the PIK Dividends were actually issued). Any waiver by the holders of the majority of the Series B Preferred Stock shall affect all the holders of the Series B Preferred Stock.

     4. Restrictions. For so long as any shares of Series B Preferred Stock shall remain outstanding, without the written consent of the holders of the holders of at least fifty one percent (51%) of the then outstanding shares of Series B Preferred Stock, given in writing or by a vote at a meeting, consenting or voting (as the case may be) separately as one class, the Corporation shall not effect, or agree to effect, any of the following:

     (i) issue any debt or allow any subsidiary of the Corporation to issue any debt, including debt convertible into equity, other than ordinary course working capital facilities, and certain ordinary course debt in connection with the acquisition of property, plant and/or equipment;

     (ii) the authorization, designation, reclassification, creation or issuance of any other class or series of capital stock, in any case, ranking senior or in parity to the Series B Preferred Stock in any respect (including, without limitation, as to preferences upon liquidation, dissolution, winding up of the Corporation or upon a business combination or redemption or dividend rights, or with any special voting rights);

     (iii) the issuance of any other class or series of capital stock having a dividend rate or effective yield based on the purchase price in excess of twenty four percent (24%) per annum;

     (iv) pay any dividend on shares of Common Stock, except dividends payable in shares of Common Stock; or

     (v) allow any subsidiary of the Corporation to issue any equity security, including any security convertible into or exercisable for any equity security. The forgoing sentence shall not apply to the issuance of any securities in connection with the establishment of joint ventures or similar arrangements with strategic partners.

     (b) Notwithstanding anything contained herein to the contrary, the Corporation shall be permitted, without the consent of the holders of Series B Preferred Stock, to issue securities which have (y) a liquidation preference senior to the Series B Preferred Stock of up to $4,000,000 and (z) a liquidation preference in parity with the Series B Preferred Stock (including the outstanding Series B Preferred Stock) of up to $3,000,000.

     5. Voting Rights. Each holder of shares of Series B Preferred Stock shall be entitled to vote such shares as provided by law and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Company

     6. Preference and Participation Upon Liquidation, Dissolution or Winding Up. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder of Series B Preferred Stock shall be entitled to receive, out of the assets of the Company available for distribution, $100 per share of Series B Preferred Stock held by such holder in preference to any distribution to the holders of Common Stock (the “Preference Amount”). After the payment of the Preference Amount to the holders of shares of Series B Preferred Stock, the remaining assets will be distributed among and paid to the holders of the Series B Preferred Stock and the holders of the Common Stock on a pro rata basis. For purposes of this Section 6, a liquidation, dissolution or winding up of the Company shall be deemed to be occasioned by, or to include the sale, conveyance, exchange or transfer of all or substantially all of the property or assets of the Company.

     7. Redemption. At any time upon five (5) business days prior notice to a holder of Series B Preferred Stock, the Company shall have the right to call or redeem all or any shares of Series B Preferred Stock at the Preference Amount per share. On March 15, 2010, the Company shall redeem all outstanding Series B Preferred Stock at the Preference Amount per share. In the event that any Series B Preferred Stock remains outstanding after March 15, 2010, fifty percent (50%) of the net proceeds actually received by the Company from the sale of its securities on or after March 15, 2010 shall be used for the redemption of such outstanding Series B Preferred Stock promptly following receipt by the Company of such net proceeds. In the event that there is more than one holder of outstanding Series B Preferred Stock after March 15, 2010, the redemption required pursuant to this Section 7 shall be made from each such holder on a pro rata basis, in the same proportion that such holders of Series B Preferred Stock bears to the aggregate number of outstanding Series B Preferred Stock.

     8. Other Preferences. The shares of the Series B Preferred Stock shall have no other preferences, rights, restrictions, or qualifications, except as otherwise provided by law or the Certificate of Incorporation of the Company.

     9. Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate this 23rd day of February, 2009.

POWERSAFE TECHNOLOGIES CORP.

By.	/s/ Jack N. Mayer
Name:	Jack N. Mayer
Title:	President